

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2012

<u>Via E-mail</u>
James M. Gower
Chief Executive Officer
Rigel Pharmaceuticals, Inc.
1180 Veterans Boulevard
South San Francisco, California 94080

      Re: Rigel Pharmaceuticals, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed on March 30, 2012
            File No. 000-29889

Dear Mr. Gower:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Jeffrey Riedler

            Jeffrey Riedler
            Assistant Director

cc: David G. Peinsipp
        Cooley LLP
        101 California Street, 5th Floor
        San Francisco, CA 94111